SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2009

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100140

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X              Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

EXHIBITS

Exhibit Number		Page Number
1.1	Announcement of Annual Results for the Year ended December 31, 2008, dated March 24, 2009.	A-1

1.2	Reconciliation of (1) Profit Attributable to Equity Holders (Excluding Amortization of Upfront Connection Fees, Effect of Natural Disasters and Impairment Loss of Personal Handyphone System (“PHS”) Specific Equipment, Both Net of Tax Effect) to Profit Attributable to Equity Holders, (2) Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) (Excluding CDMA Network Capacity Lease Fee and Impairment Loss of Property, Plant and Equipment) to Net Cash from Operating Activities and (3) EBITDA (Excluding CDMA Network Capacity Lease Fee, Amortization of Upfront Connection Fees, the Effect of Natural Disasters and Impairment Loss of PHS Specific Equipment) to Net Cash from Operating Activities, dated March 24, 2009.	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; any decisions by the Chinese government in relation to the technology standards and licenses of third generation mobile telecommunication; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 25, 2009	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Announcement of Annual Results for the Year ended 31 December 2008

HIGHLIGHTS

IFRS-based		Excluding the amortisation of upfront connection fees and the impact of one-off items including impairment loss of the PHS assets and natural disasters
—	Operating revenues reached RMB186,801 million	—	Operating revenues reached RMB184,779 million, up by 4.0%

—	EBITDA was RMB84,696 million, EBITDA margin was 45.3%	—	EBITDA was RMB85,889 million, down by 1.3%, EBITDA margin was 46.5%

—	Profit attributable to equity holders of the Company was RMB884 million	—	Profit attributable to equity holders of the Company was RMB20,066 million, down by 12.8%

	— Earnings per share was RMB0.01	—	Earnings per share was RMB0.25

		—	Free cash flow reached RMB36,768 million, up by 8.1%

• Total number of access lines in service was 208 million, net decrease of 12.29 million, down by 5.6%

• Total number of broadband subscribers reached 44.27 million, net increase of 8.53 million, up by 23.9%

• Total number of mobile subscribers was 27.91 million

CHAIRMAN’S STATEMENT

Dear Shareholders,

2008 was a signature year for China Telecom. We seized the opportunity brought about by the restructuring of the telecommunications industry and successfully completed the CDMA business acquisition, accomplishing our long-awaited goal of full services integrated operations. In October 2008, we began the operation of CDMA mobile services, followed by the launch of our mobile brand “e surfing”. In December 2008, we launched our “189” prefix mobile number and established a brand new image for China Telecom’s mobile service. In 2008, we experienced the severe and unprecedented natural disasters of snowstorms and earthquakes. Our management and all our people have devoted their full efforts towards the fight against the disasters and the subsequent relief works, which demonstrated their high regards of responsibility as well as their tremendous contribution to the country and its people. Benefiting from our robust operating fundamentals, the underlying results for the year remained solid.

Operating Results in 2008

In 2008, the Company deepened strategic transformation with continuous rapid growth in various transformation services, which effectively mitigated and offset the decline in the traditional wireline voice services and enabled the Company to maintain robust fundamentals. In 2008, the operating revenues reached RMB186,801 million, out of which the total revenue from the mobile service accounted for RMB6,154 million. EBITDA1 was RMB84,696 million and the profit attributable to equity holders of the Company was RMB884 million. Excluding the amortisation of upfront connection fees and the impact of one-off items including impairment loss of the Personal Handyphone System (PHS) assets and losses related to natural disasters2, the operating revenues were RMB184,779 million, a growth of 4.0% over last year. EBITDA1 was RMB85,889 million, a decrease of 1.3% from 2007, and the EBITDA margin was 46.5%. Profit attributable to equity holders of the Company was RMB20,066 million, a decline of 12.8% over last year. Capital expenditure was RMB48,410 million, accounting for 26.2% of our revenues, similar to that for 2007. Free cash flow3 reached RMB36,768 million, an increase of 8.1% from 2007.

[1]	For convenience of the investors’ analysis, EBITDA is calculated before CDMA network capacity lease fee.
[2]	The amortisation of upfront connection fees were RMB2,022 million; losses related to natural disasters were RMB3,428 million, after-tax effect was RMB2,838 million; impairment loss of the PHS assets was RMB23,954 million, after-tax effect was RMB18,366 million. For the convenience of the investors’ analysis and based on the IFRS, we had adjusted certain financial indicators correspondingly. Excluding the amortisation of upfront connection fees, the operating revenues of the Company were RMB184,779 million. Excluding the amortisation of upfront connection fees and the impact of natural disasters, the EBITDA was RMB85,889 million. Excluding the amortisation of upfront connection fees and the impact of natural disasters and impairment loss of the PHS assets, the adjusted profit attributable to equity holders of the Company was RMB20,066 million.
[3]	Free cash flow is calculated from EBITDA (excluding amortisation of upfront connection fees) minus CDMA network capacity lease fee, capital expenditure and income tax.

Taking into consideration the return to shareholders, the Company’s cash flow and its capital requirements for future development, the Board of Directors has decided to recommend to the shareholders at the forthcoming Annual General Meeting that the dividend being an equivalent of HK$0.085 per share, which is the same as last year, despite the 2008 results being severely impacted by certain one-off items. This fully reflects the confidence of the Board of Directors in the future business development.

Deepening Strategic Transformation and Laying a Solid Foundation

In modern information society, there has been rapid development and change in people’s demand for information. Several years ago, we already realised that with the accelerating national informatisation, social communications channels would quickly transform from traditional voice to integrated information services including voice, data, video and etc. The comprehensive usage of the Internet and the growing popularity of mobile telecommunications services would soon become the mainstream in the telecommunications market. In order to adapt to such changes in advance and to grasp the new growth opportunities, we were the first one in the Chinese telecommunications sector to implement strategic transformation to mitigate the substitution and cannibalisation of wireline voice usage. We confidently innovated our business model, adjusted our business structure, as well as firmly executed our strategies and precision management. After several years of execution and exploration, the Company’s strategic transformation achieved remarkable results. The rapid growth of the non-voice services successfully maintained the Company’s robust fundamentals. Our broadband service has always been at the market leading position, laying a solid foundation for the promotion of informatisation. Scale development of value-added services and integrated information services allowed us to satisfy the growing information needs of the society. The launch of mobile services and obtaining of the 3G license provided us with the new energy and momentum to prepare for a new stage of integration of our wireline and mobile services.

In 2008, the Company continued to advocate the “Customer-focused Innovative Informatisation Strategy”. We put enormous efforts into our brand operation and customer segmentation for differentiated customer service offering. Thus, the scale of our brand customers continued to expand. As at the end of 2008, customers of “BizNavigator” and “One Home” reached 2.53 million and 23.93 million, respectively. In 2008, revenue from government and enterprises customers increased by 10.9%, while revenue from household customers increased by 2.9%. We also launched our new mobile service brand “e surfing” shortly after the acquisition of the CDMA business. We established an image of “Internet handsets” and focused on the customers’ demand for informatisation to rapidly expand into the mobile service market. After a few months’ efforts, the Company’s mobile service has shown favourable growth momentum with a net increase of 2.72 million customers in the first two months of 2009, a turnaround from the decline in subscribers after the acquisition of the CDMA business in the fourth quarter of last year. The total number of mobile subscribers reached 30.63 million as at the end of February 2009.

The Company was constantly innovating its business model and adjusting its business structure, while expanding the operational scale of its wireline non-voice services. Revenue from the wireline non-voice services reached RMB82,294 million, accounting for 46.1% of the wireline revenue in 2008, an increase of 8.9 percentage points from last year. In order to support our integrated information services, we continued to accelerate the development of broadband services. Broadband access revenue for the whole year of 2008 reached RMB40,243 million, a rise of 28.6% compared to last year and contributed 5.0 percentage points of the Company’s overall revenue growth. We emphasised on cultivating the development of direct information services such as “Best Tone” services and devoted our efforts to its core services including information search, business traveling information and integrated media. Revenue from direct information services including “Best Tone” services for the whole year reached RMB4,787 million, an increase of 44.6% from 2007. Our goal is to increase the revenue from direct information services including “Best Tone” services to RMB10 billion level within two to three years.

Insisting on value-oriented principle and optimising resources allocation, we strived to enhance the Company’s operating efficiency and effectiveness, which is one of the key goals of our strategic transformation. By fully utilising our existing wireline resources, we continued to strictly control capital expenditure and timely adjusted our investment direction by tilting investments towards high growth transformation services to ensure our development and enhance our investment return. We have strengthened our budget management by progressively implementing customer based multi-dimensional budget management. Our resources allocation targeted at those customer groups, businesses and regions with high growth and high returns. We have innovated our financial management system and strengthened our comprehensive risk management. We paid special attention to high-risk areas and reinforced control of major issues and key aspects to improve the Company’s risk management capacity.

A New Era of Full Services Integrated Operations

Now, we are entering into the new era of full services integrated operations. The next two to three years will be an important strategic opportunity for us. We will adhere to the “Customer-Focused Innovative Informatisation Strategy” to implement initiatives to consolidate wireline services. 3G business development will be a golden chance for us to integrate the 3G services into our full services integrated operations, so as to achieve unified deployment and steady corporate development. We will take full advantage of the technical advantage of CDMA for its timely and cost effective upgrade to accelerate the construction and optimisation of the CDMA2000EV-DO network in key and popular areas. In order to seize the opportunities in mobile internet services, we will establish “Internet handset” operation model to accelerate the introduction to the market of applications and functions such as wireless broadband services, “e surfing” video applications, Push Mail, wireless “Mega-Eye”, “Integrated Office”, “imusic”, “Mobile IM” and “e surfing chat”.

We persisted in our integrated operations and differentiated development, leveraging the synergies of our wireline and mobile networks. We bundled our core services such as wireline, Internet and information content and application with mobile services while fully utilising the strengths of CDMA technology. We carried out business integration and innovation, integrated our products, in accordance with the needs of our customers and established competitive edge through differentiated offerings. We provided our customers with enriched and more convenient integrated information services capitalising on our full services integrated operations with a view to achieving success on our way progressing towards integrated operation of wireline and mobile services.

Enhancing Corporate Governance

In order to enhance operating efficiency and investor confidence, we are firmly committed to adopting international best practices to continuously improve corporate governance and transparency. In 2008, we completed the re-election of the Board of Directors. The proportion of independent Directors remains above 1/3, comprising prominent experts in telecommunications, securities, law, finance and management, while further strengthening the decision-making capability of the Board of Directors. Our continuous efforts in corporate governance were widely recognised by the capital markets. We have been accredited with a number of awards, including “Asia’s Best Managed Fixed Telecom Company” by Euromoney for two consecutive years and the “Best Managed Company — China 2008” by FinanceAsia.

Corporate Social Responsibility

As one of the leading telecommunications operators in China, we shoulder the important mission and social responsibility to stabilise economic development in the backdrop of the global financial crisis. We actively participated in the construction of social informatisation and strive to enhance the level of informatisation of the society. We devoted ourselves to contributing to the country’s economic development. In light of the challenges brought about by the severe natural disasters in 2008, we completed our mission of post-disaster relief works outstandingly to provide timely emergency repairs of telecommunications facilities, fully demonstrating a high degree of social responsibility awareness and emergency communications capability. In accordance with the corporate belief of “Customer First, Service Foremost”, we practically fulfilled our promises to provide high quality services and promoted the simultaneous growth of the Company’s value and customers’ value.

Outlook for Future

Looking ahead, we are fully confident. China’s vigorously promoting the integration of industry and informatisation, as well as a series of initiatives to stimulate domestic demand provides valuable opportunities for our business development. The successful strategic transformation over the past few years has laid a solid foundation for full services integrated operations. The CDMA technology have characteristics of superior level of security, higher data speed and more effective spectrum utilisation, which provides a unique technical strength for our differentiated services. We are fully aware that extra efforts are required to expand and consolidate our CDMA services, which are of relatively small scale at present. We will firmly seize the opportunities and diligently leverage our strengths to promote more advanced and more in-depth corporate transformation to enhance shareholders’ value.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express sincere thanks to Mr. Leng Rongquan, Mr. Li Ping, Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent and Mr. Shi Wanpeng for their brilliant contributions during their term of services as the Directors of our Company and welcome Mr. Shang Bing, Mr. Yang Xiaowei, Mr. Wu Jichuan, Mr. Qin Xiao and Madam Cha May Lung, Laura in joining our team.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, China

24 March 2009

GROUP RESULTS

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2008 extracted from the audited consolidated financial statements of the Group as set out in its 2008 Annual Report.

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2008

(Amounts in millions, except per share data)

	Note	2008 RMB	2007 RMB
			(restated)
Operating revenues	4	186,801	180,882

Operating expenses
Depreciation and amortisation		(53,880)	(52,607)
Network operations and support		(36,096)	(29,856)
Selling, general and administrative		(27,935)	(24,294)
Personnel expenses		(28,946)	(27,419)
Other operating expenses		(10,632)	(8,965)
Impairment loss on property, plant and equipment		(24,167)	—

Total operating expenses		(181,656)	(143,141)

Operating profit		5,145	37,741

Deficit on revaluation of property, plant and equipment		—	(2,755)

Net finance costs	5	(5,076)	(4,288)

Investment income		5	83

Share of profits of associates		112	215

Profit before taxation		186	30,996

Income tax	6	793	(6,704)

Profit for the year		979	24,292

Attributable to:
Equity holders of the Company		884	24,195
Minority interests		95	97

Profit for the year		979	24,292

Basic earnings per share	7	0.01	0.30

Weighted average number of shares		80,932	80,932

CONSOLIDATED BALANCE SHEET

at 31 December 2008

(Amounts in millions)

	Note	2008 RMB	2007 RMB
			(restated)
ASSETS
Non-current assets
Property, plant and equipment, net		299,159	329,292
Construction in progress		13,615	13,626
Lease prepayments		5,608	5,451
Goodwill	9	29,922	—
Intangible assets		14,235	2,814
Interests in associates		882	800
Investments		177	274
Deferred tax assets	10	14,628	9,281
Other assets		6,612	7,683

Total non-current assets		384,838	369,221

Current assets
Inventories		2,561	2,665
Accounts receivable, net	11	17,289	16,979
Prepayments and other current assets		7,386	2,817
Time deposits with original maturity over three months		397	222
Cash and cash equivalents		27,866	21,427

Total current assets		55,499	44,110

Total assets		440,337	413,331

	Note	2008 RMB	2007 RMB
			(restated)
LIABILITIES AND EQUITY
Current liabilities
Short-term debt		83,448	67,767
Current portion of long-term debt		565	3,811
Accounts payable	12	34,458	29,013
Accrued expenses and other payables		53,628	30,670
Income tax payable		164	3,314
Current portion of finance lease obligations		22	24
Current portion of deferred revenues		4,505	5,646

Total current liabilities		176,790	140,245

Net current liabilities		(121,291)	(96,135)

Total assets less current liabilities		263,547	273,086

Non-current liabilities
Long-term debt		39,226	34,148
Finance lease obligations		18	5
Deferred revenues		6,939	9,840
Deferred tax liabilities	10	2,816	3,121

Total non-current liabilities		48,999	47,114

Total liabilities		225,789	187,359

Equity
Share capital		80,932	80,932
Reserves		132,104	143,589

Total equity attributable to equity holders of the Company		213,036	224,521
Minority interests		1,512	1,451

Total equity		214,548	225,972

Total liabilities and equity		440,337	413,331

Notes:

1.	BASIS OF PREPARATION

The Company’s financial statements included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The IASB has issued certain new and revised IFRS which are effective for accounting periods on or after 1 January 2008 (further details are disclosed in Note 39 to the financial statements included in the Annual Report). The Group elected to early adopt IFRS 8 “Operating Segments” for the year ended 31 December 2008.

2.	BASIS OF PRESENTATION

Pursuant to an acquisition agreement entered into by the Company and China Telecommunications Corporation (“China Telecom” and together with its subsidiaries other than the Group are referred to as “China Telecom Group”) on 31 March 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecom for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Fourth Acquisition”). The purchase price was fully paid in July 2008.

Since the Group and the Fourth Acquired Company are under common control of China Telecom, the Fourth Acquisition has been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Fourth Acquired Company have been accounted for at historical amounts and the consolidated financial statements of the Company prior to the Fourth Acquisition have been restated to include the results of operations and assets and liabilities of the Fourth Acquired Company on a combined basis. The retained profits of the Fourth Acquired Company prior to 30 June 2008 of RMB535 million were distributed to China Telecom and have been reflected as a distribution to China Telecom in the consolidated statement of changes in equity for the year ended 31 December 2008. The consideration for the acquisition of the Fourth Acquired Company has been accounted for as an equity transaction in the consolidated statement of changes in equity.

The results of operations for the year ended 31 December 2007 and the financial position as at 31 December 2007 as previously reported by the Group and the restated amounts to reflect the acquisition of the Fourth Acquired Company are set out below:

	The Group (as previously reported) RMB millions	The Fourth Acquired Company RMB millions	The Group (as restated) RMB millions
Result of operations for the year ended 31 December 2007:
Operating revenues	178,656	2,226	180,882
Profit for the year	23,799	493	24,292
Financial position as at 31 December 2007:
Total assets	408,004	5,327	413,331
Total liabilities	185,632	1,727	187,359
Total equity	222,372	3,600	225,972

For the periods presented, all significant balances and transactions between the Group and the Fourth Acquired Company have been eliminated on combination.

3.	SEGMENTAL REPORTING

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has no operating segments as the Group is only engaged in telecommunications business. No geographical area information has been presented as such information is immaterial. The Group’s assets located and operating revenues derived from activities outside the PRC are less than 1% of the Group’s assets and operating revenues, respectively.

4.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

	Note	2008 RMB millions	2007 RMB millions
Wireline voice	(i)	96,331	111,625
Mobile voice	(ii)	3,972	—
Internet	(iii)	40,786	31,817
Value-added services	(iv)	16,274	13,208
Integrated information application services	(v)	10,853	6,573
Managed data and leased line	(vi)	10,231	9,183
Others	(vii)	6,332	5,182
Upfront connection fees	(viii)	2,022	3,294

		186,801	180,882

In the prior year financial statements, the revenues from wireline services including monthly fees, local usage fees, domestic long distance usage fees, International, Hong Kong, Macau and Taiwan long distance usage fees, interconnections, upfront installation fees, managed data and leased line revenue were separately disclosed in notes to the financial statements. The amounts of revenue from value-added services and integrated information application services were not separately disclosed in notes to the financial statements but were disclosed in aggregate under the caption of “value-added and integrated information application service revenue”.

In 2008, the Group changed its internal reporting system by aggregating the revenues from wireline services including monthly fees, local usage fees, domestic long distance usage fees, International, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees as “wireline voice revenue”, aggregating the amounts of managed data and leased line revenue as “managed data and leased line revenue” and by separating the amounts of revenue from value-added and integrated information application services as “value-added service revenue” and “integrated information application service revenue”.

The related comparative figures have been aggregated or separated to conform with the current year’s figures.

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, International, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, International, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of wireline, mobile and Internet value-added services, which comprise primarily caller ID services, short messaging services, ring tone services, Internet data centre and IP-Virtual Private Network services.

(v)	Represent the aggregate amount of fees charged to customers for the provision of integrated information application services, which comprise primarily voice-based hotline, IPTV, video monitoring and system integration and consulting services.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and business customers for the usage of the Group’s telecommunication networks and equipment.
(vii)	Represent primarily revenue from sale, rental and repairs and maintenance of customer-end terminal equipment.
(viii)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

5.	NET FINANCE COSTS

Net finance costs comprise:

	2008 RMB millions	2007 RMB millions
Interest expense incurred	5,753	5,227
Less: Interest expense capitalised*	(417)	(455)

Net interest expense	5,336	4,772
Interest income	(430)	(380)
Foreign exchange losses	371	44
Foreign exchange gains	(201)	(148)

	5,076	4,288

* Interest expense was capitalised in construction in progress at the following rates per annum	2.7%–7.1%	2.3%–6.7%

6.	INCOME TAX

Income tax in the consolidated income statement comprises:

	2008 RMB millions	2007 RMB millions
Provision for PRC income tax	4,792	7,274
Provision for income tax in other tax jurisdictions	21	32
Deferred taxation (Note 10)	(5,606)	(602)

	(793)	6,704

A reconciliation of the expected tax with the actual tax expense is as follows:

	Note	2008 RMB millions	2007 RMB millions
Profit before taxation		186	30,996

Expected income tax expense at statutory tax rate of 25% (2007: 33%)	(i)	47	10,229
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	248	(1,678)
Differential tax rate on other subsidiaries’ income	(ii)	(19)	(41)
Non-deductible expenses	(iii)	660	1,362
Non-taxable income	(iv)	(1,071)	(1,966)
Effect of change in tax rate	10(iii)	—	117
Tax credit for domestic equipment purchases and other tax benefits		(658)	(1,319)

Actual income tax (benefit)/expense		(793)	6,704

Note:

(i)	The provision for PRC current income tax is based on a statutory rate of 25% (2007: 33%) of the assessable income of the Company, its subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries and branches which are taxed at a preferential rate of 15% or 18%.
(ii)	Income tax provision of the Company’s subsidiaries in the Hong Kong and Macau Special Administrative Regions of PRC, and in other countries is based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purpose.
(iv)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

7.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2008 and 2007 is based on the profit attributable to equity holders of the Company of RMB884 million and RMB24,195 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented.

8.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on 24 March 2009, a final dividend of equivalent to HK$0.085 per share totalling approximately RMB6,063 million for the year ended 31 December 2008 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2008.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 30 May 2008, a final dividend of RMB0.075747 (equivalent to HK$0.085) per share totaling RMB6,125 million in respect of the year ended 31 December 2007 was declared, of which RMB5,699 million and RMB426 million was paid on 16 June 2008 and 25 February 2009 respectively.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2007, a final dividend of RMB0.083302 (equivalent to HK$0.085) per share totalling RMB6,741 million in respect of the year ended 31 December 2006 was declared, of which RMB6,273 million and RMB468 million were paid on 15 June 2007 and 23 January 2008, respectively.

9.	GOODWILL

	2008 RMB millions	2007 RMB millions
Cost:
Goodwill arising from acquisition of CDMA business	29,922	—

On 1 October 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (collectively the “CDMA business”) from China Unicom Limited and China Unicom Corporation Limited (collectively, “China Unicom”). The purchase price of the business combination was RMB43,800 million. In addition, pursuant to the acquisition agreement, the Group assumed customer-related assets and liabilities of the CDMA business and will receive a net settlement amount of RMB3,471 million from China Unicom. The business combination was accounted for using the purchase method.

The fair value of the identifiable assets acquired and liabilities assumed on acquisition date and the purchase price allocation are as follows:

	Pre-acquisition carrying amounts RMB millions	Fair value adjustments RMB millions	Recognised values on acquisition RMB millions
Property, plant and equipment	2,892	(295)	2,597
Lease prepayments	181	—	181
Deferred tax assets	23	—	23
Intangible assets	15	11,286	11,301
Other non-current assets	208	30	238
Inventories	487	(234)	253
Accounts receivables	737	—	737
Prepayment and other current assets	16	—	16
Cash and cash equivalents	1,150	—	1,150
Accounts payable	(385)	—	(385)
Accrued expenses and other payables	(5,583)	—	(5,583)
Tax payable	(32)	—	(32)

Identifiable net assets acquired			10,496
Minority interest			(5)
Goodwill			29,922

Total cost of acquisition, including direct transaction cost of RMB84 million			40,413
Consideration payable			(13,223)
Settlement amount due from China Unicom in relation to the acquisition (reduction to the original purchase price)			3,471
Cash acquired			(1,150)

Net cash outflow			29,511

The goodwill recognised in the business combination is attributable to the skills and technical talent of the acquired business’s workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group’s telecommunication business.

For purposes of goodwill impairment testing, the goodwill arising from the CDMA business acquisition was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunication business. The recoverable amount of the Group’s telecommunication business is estimated based on the value in use model, which considers the Group’s financial budgets approved by management covering a five-year period and a pre-tax discount rate of 12%. Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1%. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than its carrying amount.

10.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

	Assets		Liabilities		Net balance
	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions	2008 RMB millions	2007 RMB millions
Current
Provisions and impairment losses, primarily for receivables	726	559	—	—	726	559
Non-current
Property, plant and equipment	6,738	1,219	(1,982)	(2,222)	4,756	(1,003)
Deferred revenues and installation costs	1,424	1,631	(821)	(863)	603	768
Land use rights	5,740	5,872	—	—	5,740	5,872
Available-for-sale equity securities	—	—	(13)	(36)	(13)	(36)

Deferred tax assets/(liabilities)	14,628	9,281	(2,816)	(3,121)	11,812	6,160

Movements in temporary differences are as follows:

	Note	Balance at 1 January 2007 RMB millions	Recognised in income statement RMB millions	Recognised in equity RMB millions	Balance at 31 December 2007 RMB millions
Current
Provisions and impairment losses, primarily for receivables		550	9	—	559
Non-current
Property, plant and equipment	(ii), (iii)	(965)	1,026	(1,064)	(1,003)
Deferred revenues and installation costs		1,032	(264)	—	768
Land use rights	(i)	7,690	(169)	(1,649)	5,872
Available-for-sale equity securities		(22)	—	(14)	(36)

Net deferred tax assets		8,285	602	(2,727)	6,160

			(Note 6)

	Note	Balance at 1 January 2008 RMB millions	Acquisition of CDMA business RMB millions	Recognised in income statement RMB millions	Recognised in equity RMB millions	Balance at 31 December 2008 RMB millions
Current
Provisions and impairment losses, primarily for receivables		559	23	144	—	726
Non-current
Property, plant and equipment		(1,003)	—	5,759	—	4,756
Deferred revenues and installation costs		768	—	(165)	—	603
Land use rights	(i)	5,872	—	(132)	—	5,740
Available-for-sale equity securities		(36)	—	—	23	(13)

Net deferred tax assets		6,160	23	5,606	23	11,812

				(Note 6)

The Group recognises a deferred tax asset only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are utilised, management believes that it is probable the Group will realise the benefits of these temporary differences.

Note:

(i)	In connection with the Restructuring and the Acquisitions as described in Note 1 to the financial statements included in the Annual Report, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights were adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with corresponding increases in shareholders’ equity under the caption of other reserves.
(ii)	As described in Note 3 to the financial statements included in the Annual Report, in accordance with the Group’s accounting policy, the property, plant and equipment of the Group were revalued as at 31 December 2007. The tax bases of these assets were not adjusted to conform to such revalued amounts and accordingly, a deferred tax asset of RMB646 million and a deferred tax liability of RMB1,136 million in respect of the revaluation deficit and surplus respectively were recognised.

(iii)	On 16 March 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which took effect on 1 January 2008. According to the new tax law, a unified corporate income tax rate of 25% are applied to PRC entities; however certain entities previously taxed at preferential rates are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five year period starting from 1 January 2008.

Based on the new tax law, the income tax rate applicable to the Company and certain of its mainland PRC subsidiaries which were previously taxed at 33% is reduced to 25% from 1 January 2008. Based on a tax notice issued by the State Council on 26 December 2007, the applicable tax rates for entities operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending 31 December 2008, 2009, 2010, 2011 and 2012, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15% from 2004 to 2010, remains at 15% for the years ending 31 December 2008, 2009 and 2010 and will be increased to 25% from 1 January 2011. Accordingly, deferred tax assets that are expected to be recovered and deferred tax liabilities that are expected to be settled after 31 December 2007 were adjusted to reflect the change in tax rate. For deferred tax assets and liabilities which were previously credited or charged to consolidated income statement upon initial recognition, the overall effect of change in tax rate amounting to RMB117 million was charged to the consolidated income statement for the year ended 31 December 2007. For deferred tax assets and liabilities which previously credited or charged to equity, the overall effect of change in the tax rate amounting to RMB1,577 million was recognised in the consolidated statement of changes in equity for the year ended 31 December 2007.

11.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	2008 RMB millions	2007 RMB millions
Accounts receivable
Third parties	17,923	16,796
China Telecom Group	372	248
Other state-controlled telecommunications operators in the PRC	1,112	1,378

	19,407	18,422
Less: Allowance for impairment of doubtful debts	(2,118)	(1,443)

	17,289	16,979

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

Ageing analysis of accounts receivable from telephone and internet subscribers is as follows:

	2008 RMB millions	2007 RMB millions
Current, within 1 month	11,282	11,016
1 to 3 months	2,170	2,408
4 to 12 months	1,514	1,009
More than 12 months	495	304

	15,461	14,737
Less: Allowance for impairment of doubtful debts	(2,009)	(1,313)

	13,452	13,424

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	2008 RMB millions	2007 RMB millions
Current, within 1 month	1,397	1,645
1 to 3 months	1,210	1,042
4 to 12 months	834	498
More than 12 months	505	500

	3,946	3,685
Less: Allowance for impairment of doubtful debts	(109)	(130)

	3,837	3,555

12.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	2008 RMB millions	2007 RMB millions
Third parties	27,698	23,364
China Telecom Group	6,387	5,514
Other state-controlled telecommunications operators in the PRC	373	135

	34,458	29,013

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	2008 RMB millions	2007 RMB millions
Due within 1 month or on demand	7,530	5,329
Due after 1 month but within 3 months	10,289	8,185
Due after 3 months but within 6 months	6,807	6,381
Due after 6 months	9,832	9,118

	34,458	29,013

13.	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or have significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecom and has significant transactions and relationships with China Telecom Group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

	Note	2008 RMB millions	2007 RMB millions
Purchases of telecommunications equipment and materials	(i)	145	120
Construction, engineering and information technology services	(ii)	8,334	8,179
Provision of community services	(iii)	2,297	2,266
Provision of ancillary services	(iv)	4,536	3,574
Provision of comprehensive services	(v)	1,190	1,361
Operating lease expenses	(vi)	378	373
Centralised service expenses	(vii)	250	250
Interconnection revenues	(viii)	78	82
Interconnection charges	(viii)	677	670
Interest on amounts due to and loans from China Telecom Group	(ix)	3,537	2,501
CDMA network capacity lease fee	(x)	1,504	—
Capacity maintenance related costs of CDMA network	(xi)	107	—

Note:

(i)	Represent commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent network construction, engineering and information technology services provided by China Telecom Group.
(iii)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, hygiene and other community services.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(v)	Represent amounts paid and payable to entities of China Telecom Group which were not within the scope of other related party service agreements in respect of services for procurement of telecommunications equipment, network design, software upgrade, system integration and manufacturing of calling cards.
(vi)	Represent amounts paid and payable to China Telecom Group for leases of business premises and inter-provincial transmission optic fibres.
(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with common corporate services and international telecommunications facilities.
(viii)	Represent amounts charged from/to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecom and loans from China Telecom Group.
(x)	Represent amounts paid and payable to China Telecom Group for lease of CDMA mobile communications network capacity (“CDMA network”) (see notes below).
(xi)	Represent amounts shared between the Company and China Telecom Group for the Capacity maintenance related costs in connection with the CDMA network capacity used by the Company (see notes below).

Amounts due from/to China Telecom Group included in the following balances are summarised as follows:

	2008 RMB millions	2007 RMB millions
Accounts receivable	372	248
Prepayments and other current assets	700	435

Total amounts due from China Telecom Group	1,072	683

Accounts payable	6,387	5,514
Accrued expenses and other payables	1,448	947
Short-term debt	63,776	38,441
Long-term debt	15,150	30,150

Total amounts due to China Telecom Group	86,761	75,052

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The term and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 15 to the financial statements included in the Annual Report.

As at 31 December 2008 and 2007, no material allowance for impairment of doubtful debts was recognised in respect of amounts due from China Telecom Group.

On 30 August 2006, the Company entered into a strategic agreement (“the Agreement”) with China Communication Services Corporation Limited (“CCS”), a company under the common control of China Telecom. The Agreement was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on 25 October 2006. The Agreement is effective from 1 January 2007 to 31 December 2009, pursuant to which the Company’s subsidiaries (and their successors) in the Shanghai, Guangdong, Zhejiang, Fujian, Hubei and Hainan regions procure design, construction and engineering services provided by CCS for at least 12.5% of these subsidiaries’ annual capital expenditure. In return, CCS agreed to provide an additional price discount of at least 5% for the above services. In addition, the above subsidiaries will also procure facilities management services provided by CCS of not less than RMB1,330 million during the effective period of the Agreement.

As a result of the expansion of services areas of CCS, an amendment to the strategic agreement (“the Supplemental Agreement”) was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on 7 August 2007. The Supplemental Agreement extends the scope of the Agreement to the Company’s subsidiaries (and their successors) in the Jiangsu, Anhui, Jiangxi, Hunan, Guangxi, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai and Xinjiang regions, amends that the Company’s subsidiaries will on an annual basis, procure design, construction and engineering services provided by CCS for at least 10.6% of these subsidiaries’ annual capital expenditure, and increases the commitment for facilities management services provided by CCS by RMB450 million. The Supplemental Agreement is effective from 1 January 2007 to 31 December 2009.

On 16 September 2008, the Company’s independent shareholders approved at an Extraordinary General Meeting the CDMA network capacity lease agreement (“the CDMA Network Lease”) with China Telecom. The lease is effective from

1 October 2008 to 31 December 2010 and can be renewed at the option of the Company, pursuant to which the Company agreed to lease the capacity on the constructed CDMA network from China Telecom Group to provide CDMA mobile communication services. The lease fee for the capacity on the constructed CDMA network shall be 28% of the CDMA service revenue (which is calculated by the total revenue from the CDMA business minus any upfront non-refundable revenue arising out of the CDMA business and any revenue from sale of telecommunication products) for the period from 1 October 2008 to 31 December 2008 and for each of the years ending 31 December 2009 and 2010. There shall be no minimum annual lease fee for the period ended 31 December 2008 and the year ending 31 December 2009. For the year ending 31 December 2010, the minimum lease fee shall be 90% of the total amount of the lease fee paid by the Company to China Telecom Group in the year ending 31 December 2009. The Group accounts for the CDMA Network lease as operating lease.

Under the CDMA Network Lease, China Telecom has granted to the Company an option to purchase the CDMA network. The option may be exercised, at the discretion of the Company, at any time during the term of the CDMA Network Lease or within one year after the expiry of the CDMA Network Lease. The purchase price will be determined with reference to the appraised value of the CDMA network in accordance with applicable PRC laws and regulations and taking into account prevailing market conditions and other factors, provided that the purchase price would enable China Telecom to recover its investment in the CDMA network plus an internal rate of return on the investment of not exceeding 8%.

In addition, in accordance with the CDMA Network Lease, the Company shall be responsible for the operation, management and maintenance of the CDMA network. The capacity maintenance related costs, which comprise the rental fees for the exchange centres and the base stations and other related costs such as water and electricity charges, heating charges and fuel charges for the relevant equipment as well as the maintenance costs of a non- capital nature, shall be shared between the Company and China Telecom. The proportion of the constructed capacity related costs to be borne by the Company shall be calculated on a monthly basis by reference to the followings:

(i)	the actual number of cumulative CDMA subscribers of the Company at the end of the month prior to the occurrence of the costs divided by 90%, divided by

(ii)	the total capacity available on the CDMA network.

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	2008 RMB thousands	2007 RMB thousands
Short-term employee benefits	8,704	13,876
Post-employment benefits	717	594
Equity-based compensation benefits	5,946	5,375

	15,367	19,845

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organised by municipal and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 36 to the financial statements included in the Annual Report.

(d)	Transactions with other state-owned entities in the PRC

The Group is a state-controlled public utilities enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the State through government authorities, agencies, affiliations and other organisations (collectively referred to as “state-controlled entities”).

Apart from transactions with parent company and its affiliates, the Group have transactions with other state-controlled entities which include but not limited to the following:

•	sales and purchases of goods, properties and other assets

•	rendering and receiving services

•	lease of assets

•	depositing and borrowing money

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not state-controlled. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

(i)	Transactions with other state-controlled telecommunications operators in the PRC

The Group’s telecommunications networks interconnect with the networks of other state-controlled telecommunications operators. The Group also leases telecommunications networks to these operators in the normal course of business. The interconnection and leased line charges are regulated by the Ministry of Industry and Information Technology of the PRC (formerly known as “Ministry of Information Industry”). The extent of the Group’s interconnection and leased line transactions with other state-controlled telecommunications operators in the PRC is summarised as follows:

	2008 RMB millions	2007 RMB millions
Interconnection revenues	11,257	12,264
Interconnection charges	4,912	4,121
Leased line revenues	786	867

Amounts due from/to other state-controlled telecommunications operators in the PRC included in the following balances are summarised as follows:

	2008 RMB millions	2007 RMB millions
Accounts receivable	1,112	1,378
Prepayments and other current assets	4,523	261

Total amounts due from other state-controlled telecommunications operators in the PRC	5,635	1,639

Accounts payable	373	135
Accrued expenses and other payables	13,242	219

Total amounts due to other state-controlled telecommunications operators in the PRC	13,615	354

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As at 31 December 2008 and 2007, there were no material allowance for impairment of doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

(ii)	Transactions with state-controlled banks

The Group deposits its cash balances primarily with several state-controlled banks in the PRC and obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of these bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income earned from deposits with and interest expenses incurred on loans from state-controlled banks in the PRC are as follows:

	2008 RMB millions	2007 RMB millions
Interest income	428	374
Interest expense	2,216	2,726

The amounts of cash deposited with and loans from state-controlled banks in the PRC are summarised as follows:

	2008 RMB millions	2007 RMB millions
Cash at bank	21,674	16,893
Time deposits with original maturity within three months	5,950	4,425
Time deposits with original maturity over three months	397	172

Total deposits with state-controlled banks in the PRC	28,021	21,490

Short-term loans	9,693	29,326
Long-term loans	4,829	7,803

Total loans with state-controlled banks in the PRC	14,522	37,129

Further details of the interest rates and repayment terms of loans from state-controlled banks are set out in Note 15 to the financial statements included in the Annual Report.

The directors believe the above information provides meaningful disclosure of related party transactions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Summary

The Group, in June 2008, acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Company”) for a total consideration of RMB5,557 million from China Telecommunications Corporation. Since the Group and Beijing Company were under common control of China Telecommunications Corporation, the acquisition has been treated as a “combination of entities under common control”, and was accounted for in a manner similar to a pooling of interests (“as if pooling of interests accounting”). Accordingly, the assets and liabilities of Beijing Company have been accounted for based on their historical amounts and our financial statements for the period prior to the acquisition have been restated to include the financial position and results of operations of Beijing Company on a combined basis. Unless otherwise specified in this section, the financial data of the Group for the period prior to the acquisition are presented based on those restated amounts.

According to the acquisition agreement entered into between the Company, China Unicom Limited and China Unicom Corporation Limited (the latter two collectively, the “Unicom Group”) in July 2008, the Group, effective from 1 October 2008, has owned and operated the entire CDMA business (including the entire equity interest in China Unicom (Macau) Company Limited and 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd.) and related assets and liabilities in relation to the CDMA subscribers. The acquisition price was RMB43,800 million and the business combination was accounted for using the purchase method.

The Group’s operating revenues in 2008 were RMB186,801 million, representing an increase of 3.3% from 2007. Operating expenses were RMB181,656 million, representing an increase of 26.9% from 2007; profit attributable to equity holders of the Company was RMB884 million, and basic earnings per share were RMB0.01. EBITDA1 (before CDMA network capacity lease fee of RMB1,504 million) was RMB84,696 million and the EBITDA margin was 45.3%.

Excluding the amortisation of upfront connection fees and the impact of one-off items including impairment loss of the PHS assets and the losses related to natural disasters2, the operating revenues of the Group in 2008 were RMB184,779 million, representing an increase of 4.0% from 2007; profit attributable to equity holders of the Company was RMB20,066 million, representing a decrease of 12.8% from 20073, basic earnings per share was RMB0.25; EBITDA (before CDMA network capacity lease fee) was RMB85,889 million and the EBITDA margin was 46.5%.

Operating Revenues

In 2008, by continuously adhering to the customer branding operation, strongly promoting the integrated information application services and successfully completing the acquisition and transition of the CDMA business, the Group’s operating revenues maintained solid growth. Our operating revenues in 2008 were RMB186,801 million, representing an increase of 3.3% from 2007. Excluding the amortisation of upfront connection fees of RMB2,022 million and total mobile revenue of RMB6,154 million (including revenue from the mobile voice services of RMB3,972 million, mobile value-added services of RMB1,469 million and other mobile services of RMB713 million), our operating revenues in 2008 were RMB178,625 million, representing an increase of 0.6% from 2007. Our wireline services revenue grew steadily, primarily due to fast growth in the non-voice services which offset the decline in the wireline voice services. The ratio of wireline non-voice services revenue to total wireline revenue, excluding the amortisation of upfront connection fees, has increased over the years to 46.1% in 2008, representing an increase of 8.9 percentage

[1]	Our EBITDA refers to profit before net finance costs, investment income, share of profits of associates, income tax, depreciation and amortisation, impairment loss on property, plant and equipment, CDMA network capacity lease fee and minority interests. As the telecommunications business is a capital-intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider like us. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect the operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.
[2]	Losses related to natural disasters were RMB3,428 million with after-tax effect of RMB2,838 million. Impairment loss of the PHS assets was RMB23,954 million with after-tax effect of RMB18,366 million.
[3]	Excluding the deficit on revaluation of property, plant and equipment and considering the impact of the acquisition of the Beijing Company, profit attributable to equity holders of the Company was RMB23,010 million for 2007.

points from 2007. With the growth in wireline non-voice revenue, the Group’s revenue structure has become further improved and the risk of over-reliance on traditional businesses has been further reduced, enhancing the Group’s capacity to manage risks.

The following table sets forth a breakdown of our operating revenues for 2007 and 2008, together with their respective rates of change:

	For the year ended 31 December		Rates of
	2008	2007	Change
	(RMB in millions, except percentage data)
Wireline voice	96,331	111,625	(13.7)%
Mobile voice	3,972	—	N/A
Internet	40,786	31,817	28.2%
Value-added services	16,274	13,208	23.2%
Integrated information application services	10,853	6,573	65.1%
Managed data and leased line	10,231	9,183	11.4%
Others	6,332	5,182	22.2%
Upfront connection fees	2,022	3,294	(38.6)%

Total operating revenues	186,801	180,882	3.3%

In prior years, the revenues from wireline services including monthly fees, local usage fees, domestic long distance usage fees, International, Hong Kong, Macau and Taiwan long distance usage fees, interconnections, upfront installation fees, managed data and leased line revenue were separately disclosed. The amounts of revenue from value-added services and integrated information application services were not separately disclosed but were disclosed in aggregate under the caption of “value-added and integrated information application service revenue”.

In 2008, the Group changed its internal reporting system by aggregating the revenues from wireline services including monthly fees, local usage fees, domestic long distance usage fees, International, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees as “wireline voice revenue”, aggregating the amounts of managed data and leased line revenue as “managed data and leased line revenue” and by separating the amounts of revenue from value-added and integrated information application services as “value-added service revenue” and “integrated information application service revenue”.

The related comparative figures have been aggregated or separated to conform with the current year’s figures.

Wireline Voice

In 2008, revenue from our wireline voice services was RMB96,331 million, representing a decrease of 13.7% from RMB111,625 million in 2007, accounting for 51.6% of our operating revenues, or 52.1% of our operating revenues excluding the amortisation of upfront connection fees. The major reason for the continuous decline in wireline voice services revenue was the mobile services and the new means of communication such as VOIP, which further exacerbated the diversion from wireline services.

Mobile Voice

In the fourth quarter of 2008, mobile voice revenue from the CDMA operations was RMB3,972 million, accounting for 2.1% of our operating revenues, or 2.1% of our operating revenues excluding the amortisation of upfront connection fees. Mobile services will become one of the main revenue drivers in our full services integrated operations.

Internet

In 2008, revenue from our internet access services was RMB40,786 million, representing an increase of 28.2% from RMB31,817 million in 2007, accounting for 21.8% of our operating revenues, or 22.1% of our operating revenues excluding the amortisation of upfront connection fees. Driven by the continuous expansion of our broadband subscriber base in recent years, our internet access services revenue has sustained rapid growth. The number of broadband subscribers increased to 44.27 million as of the end of 2008, representing an increase of 8.53 million or 23.9% from the end of 2007. At the same time, the ARPU of broadband subscribers in 2008 was RMB83.8, representing an increase of RMB2.4 from RMB81.4 in 2007, remaining at a relatively high level.

Value-added Services

In 2008, revenue from value-added services was RMB16,274 million, representing an increase of 23.2% from RMB13,208 million in 2007, accounting for 8.7% of our operating revenues, or 8.8% of our operating revenues excluding the amortisation of upfront connection fees. The increase in revenue was mainly attributable to the mobile valued-added services brought by the acquisition of the CDMA business, and the rapid development of internet value-added services and the “Colour Ring Tone” service of the wireline value-added services, etc. The revenue related to mobile value-added services generated after the acquisition of the CDMA business was RMB1,469 million.

Integrated Information Application Services

In 2008, revenue from our integrated information application services was RMB10,853 million, an increase of 65.1% from RMB6,573 million in 2007, accounting for 5.8% of our operating revenues, or 5.9% of our operating revenues excluding the amortisation of upfront connection fees. The increase in revenue was mainly due to the rapid development of IT service and IT application services, “Best-tone” services, “V-Net” services and video application services, etc.

Managed Data and Leased Line

In 2008, revenues from managed data and leased line services were RMB10,231 million, representing an increase of 11.4% from RMB9,183 million in 2007, accounting for 5.5% of our operating revenues, or 5.5% of our operating revenues excluding the amortisation of upfront connection fees. The increase in revenue was mainly due to increasing revenue growth in leased circuits services and the IP-VPN services, driven by the increasing demand from non-operator customers for network resources.

Others

In 2008, revenue from our other services was RMB6,332 million, representing an increase of 22.2% from RMB5,182 million in 2007, accounting for 3.4% of our operating revenues, or 3.4% of our operating revenues excluding the amortisation of upfront connection fees. The increase in revenue was mainly due to the sales revenue of equipment for system integration and terminal equipment such as handsets. The revenue related to other mobile services generated after the acquisition of the CDMA business was RMB713 million.

Upfront Connection Fees

Upfront connection fees represent the amortised amount of upfront fees received for initial activation of wireline services of the Group, amortised over an expected customer relationship period of 10 years. Effective from July 2001, the Group ceased to charge new subscribers upfront connection fees. The amortised amount was RMB2,022 million in 2008, representing a decrease of 38.6% from RMB3,294 million in 2007.

The amortisation of upfront connection fees will end in 2011, the amortisation of upfront connection fees for the year ended 2009, 2010 and 2011 will be RMB1,151 million, RMB497 million and RMB98 million respectively.

Operating Expenses

In 2008, the operating expenses of the Group were RMB181,656 million, representing an increase of 26.9% from 2007. The ratio of operating expenses to operating revenues increased to 97.2% from 79.1% in 2007, or to 98.3% from 80.6% of operating revenues excluding the amortisation of upfront connection fees in 2007. Excluding the impact of one-off items including impairment loss of the PHS assets and losses related to natural disasters, our operating expenses were RMB154,274 million, or 83.5% of our operating revenues excluding the amortisation of upfront connection fees. The increase in expenses was mainly attributable to additional investment by the Group in transformation services and the mobile services, so as to enhance the Group’s competitiveness and ensure its sustainable and healthy development in the future.

The following table sets out a breakdown of our operating expenses in 2007 and 2008 and their respective rates of change:

	For the year ended 31 December		Rates of
	2008	2007	Change
	(RMB in millions, except percentage data)
Depreciation and amortisation	53,880	52,607	2.4%
Network operations and support expenses	36,096	29,856	20.9%
Selling, general and administrative expenses	27,935	24,294	15.0%
Personnel expenses	28,946	27,419	5.6%
Other operating expenses	10,632	8,965	18.6%
Property, plant and equipment impairment loss which includes:	24,167	—	N/A
impairment loss of the PHS assets	23,954	—	N/A

Total operating expenses	181,656	143,141	26.9%

Depreciation and Amortisation

Depreciation and amortisation were RMB53,880 million in 2008, representing an increase of 2.4% from RMB52,607 million in 2007, accounting for 28.8% of our operating revenues. The ratio of depreciation and amortisation expenses to our operating revenues excluding the amortisation of upfront connection fees decreased to 29.2% in 2008 from 29.6% in 2007.

Network Operations and Support Expenses

In 2008, network operations and support expenses were RMB36,096 million, representing an increase of 20.9% from RMB29,856 million in 2007, accounting for 19.3% of our operating revenues, or 19.5% of our operating revenues excluding the amortisation of upfront connection fees. The increase was mainly attributable to the increasing investment by the Group in transformation services, losses from natural disasters, the CDMA network capacity lease fee and the increasing electricity price.

Selling, General and Administrative Expenses

In 2008, selling, general and administrative expenses amounted to RMB27,935 million, representing an increase of 15.0% from RMB24,294 million in 2007, accounting for 15.0% of our operating revenues, or 15.1% of our operating revenues excluding the amortisation of upfront connection fees. This increase was mainly attributable to additional investment in relation to transformation services and the promotion and initial investment in the “e surfing” brand so as to support the Company’s strategy of “Customer-focused Innovative Informatisation”.

Personnel Expenses

In 2008, personnel expenses were RMB28,946 million, representing an increase of 5.6% from RMB27,419 million in 2007. Personnel expenses accounted for 15.5% of our operating revenues, and 15.7% of our operating revenues excluding the amortisation of upfront connection fees. The increase in personnel expenses was mainly attributable to the inclusion of new employees from the Unicom Group as well as the recruitment of professional personnel for our mobile communications, IP, IT and information operations, to meet the needs of the Group’s full services integrated operations.

Other Operating Expenses

Other operating expenses primarily included expenses from interconnections settlement and cost of goods sold. The Group’s other expenses increased by 18.6% from RMB8,965 million in 2007 to RMB10,632 million in 2008. The increase was mainly attributable to the newly-incurred expenses of mobile interconnection settlement for mobile services operation and increased expenses for sales of terminal equipment, such as handsets.

Impairment Loss of Property, Plant and Equipment

In accordance with the requirements of the International Financial Reporting Standards (IFRS), and considering the impact of the mobile development strategy on our PHS service upon the full services integrated operations of the Group, we have estimated a significant drop in the cash flow generation capability of our PHS assets. The Group carried out impairment tests of the PHS assets at the end of 2008 and recognised an impairment loss of RMB23,954 million.

Net Finance Costs

In 2008, the Group’s net finance costs were RMB5,076 million, representing an increase of 18.4% from RMB4,288 million in 2007, in which net interest expenses increased by RMB564 million under the influence of interest rate increases at the end of 2007 and in the first half of 2008. Exchange loss was RMB170 million, while the exchange gain was RMB104 million in 2007. The change of net exchange gain/loss was mainly attributable to the depreciation of RMB against the Japanese Yen.

Profitability Level

Income Tax

The Group’s statutory income tax rate is 25%. In 2008, the Group’s income tax expenses were RMB–793 million, with the effective income tax rate excluding upfront connection fees being 21.1% after excluding the impact of one-off items including impairment loss of the PHS assets and losses related to natural disasters. The difference between the effective income tax rate and the statutory income tax rate was mainly attributable to the exclusion of upfront connection fees from taxable revenue, and the preferential income tax rate of 15% or 18% enjoyed by our branches located in special economic zones and in western part of China. Additional reasons for our effective tax rate being lower than the statutory tax rate were the additional deductions of research and development expenses for some of our provincial branches and the tax credits received on the purchase of domestically made equipment before the implementation of the new tax law in 2008.

Profit Attributable to Equity Holders of the Company

In 2008, profit attributable to equity holders of the Company was RMB884 million, representing a decrease of 96.3% from RMB24,195 million in 2007. Excluding the amortisation of upfront connection fees and the impact of one-off items including impairment loss of the PHS assets and the impact of natural disasters, the profit attributable to equity holders of the Company was RMB20,066 million, representing a decrease of 12.8% from 2007.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2008, the Group continued with its prudent policy on capital expenditure. Capital expenditure was RMB48,410 million, representing an increase of 4.5% from RMB46,334 million in 2007 mainly due to the impact of natural disasters.

Cash Flows

In 2008, net cash inflow of the Group was RMB6,522 million, while the net cash outflow was RMB1,582 million in 2007.

The following table sets out our cash flow position in 2007 and 2008:

	For the year ended 31 December
	2008	2007
	(RMB in millions)
Net cash flow from operating activities	76,756	75,783
Net cash used in investing activities	(75,819)	(46,618)
Net cash flow from/(used in) financing activities	5,585	(30,747)

Net increase/(decrease) in cash and cash equivalents	6,522	(1,582)

In 2008, the net cash flow from operating activities was RMB76,756 million, representing an increase of RMB973 million from RMB75,783 million in 2007.

In 2008, net cash used in investing activities was RMB75,819 million, representing an increase of RMB29,201 million from 2007, mainly resulting from the payment for the acquisition of the Unicom Group’s CDMA business by the Group.

In 2008, the net cash inflow from financing activities was RMB5,585 million while the net cash outflow was RMB30,747 million in 2007. The increase in net cash inflow was mainly due to the issue of short-term commercial paper and medium term notes totaling RMB30,000 million by the Group.

Working Capital

At the end of 2008, the Group’s working capital (total current assets minus total current liabilities) deficit was RMB121,291 million, representing an increase of RMB25,156 million from the deficit of RMB96,135 million in 2007. The deficit increase was mainly attributable to new short-term debt, such as short-term commercial paper. At the end of 2008, the Group’s cash and cash equivalents amounted to RMB27,866 million, of which 94.2% (2007: 93.0%) was denominated in RMB.

Assets and Liabilities

In 2008, the Group continued to maintain a sound capital structure. By the end of 2008, the Group’s total assets increased to RMB440,337 million from RMB413,331 million as of the end of 2007, while total indebtedness increased to RMB123,279 million from RMB105,755 million as of the end of 2007. The ratio of the Group’s total indebtedness to total assets increased from 25.6% as of the end of 2007 to 28.0% as of the end of 2008.

Indebtedness

Our indebtedness analysis as of the end of 2007 and 2008 is as follows:

	For the year ended 31 December
	2008	2007
	(RMB in millions)
Short-term debt	83,448	67,767
Long-term debt maturing within one year	565	3,811
Finance lease obligations maturing within one year	22	24
Long-term debt (excluding current portion)	39,226	34,148
Finance lease obligations (excluding current portion)	18	5

Total debt	123,279	105,755

As of the end of 2008, total indebtedness of the Group was RMB123,279 million, representing an increase of RMB17,524 million from 2007. The main reason for the increase was the issue of short-term commercial paper and medium-term notes by the Group. Of the total indebtedness of the Group, 97.2% (2007: 96.4%) was denominated in Renminbi, 0.7% (2007: 1.0%) was denominated in US Dollar, 1.5% (2007: 1.8%) was denominated in Japanese Yen and 0.6% (2007: 0.8%) was denominated in Euro. 87.2% (2007: 70.7%) of the indebtedness was loans with fixed interest rates while the remaining was with floating rates. As at 31 December 2008, the Group did not (2007: nil) pledge any assets to secure the debts.

Most of the Group’s revenue receipts from and payments made for its business were denominated in Renminbi. Therefore, the Group did not have significant risk exposure to foreign exchange fluctuations.

As at 31 December 2008, the Group’s unutilised committed credit facilities amounted to RMB128,231 million (2007: RMB36,823 million).

Contractual Obligations

	Payable in
	Total	1 Jan 2009– 31 Dec 2009	1 Jan 2010– 31 Dec 2010	1 Jan 2011– 31 Dec 2011	1 Jan 2012– 31 Dec 2012	Thereafter
	(RMB in millions)
Short-term debt	85,576	85,576	—	—	—	—
Long-term debt	48,407	2,498	3,558	12,011	1,457	28,883
Finance lease obligations	40	22	18	—	—	—
Operating lease commitments	3,092	830	595	479	380	808
Capital commitments	3,912	3,912	—	—	—	—

Total contractual obligations	141,027	92,838	4,171	12,490	1,837	29,691

Note:Amounts of short-term debt, long-term debt and finance lease obligations include recognised and unrecognised interest payable, and are not discounted.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2008, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The audit committee has reviewed with the management and the Company’s international auditors, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters (including the review of the Company’s Annual Report for the year ended 31 December 2008).

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

Save for the roles of Chairman and Chief Executive Officer of the Company being performed by the same individual, for the year of 2008, the Company has been in compliance with all the code provisions as set out in Appendix 14 “Code on Corporate Governance Practices” of the Listing Rules. In the Company’s opinion, through supervision of the Board and the independent non-executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of

Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Further to the specific enquiries made by the Company to all Directors, they have confirmed their compliance with the Model Code during their term of services in the year from 1 January 2008 to 31 December 2008.

CLOSURE OF SHARE REGISTER

The Company’s share register will be closed from Sunday, 26 April 2009 to Tuesday, 26 May 2009 (inclusive of both days), during which period all transfers of shares in the Company will be suspended. In order to qualify for the proposed dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, before 4:30 p.m. on Friday, 24 April 2009. The final dividends are expected to be paid around 30 June 2009 after obtaining the requisite shareholders’ approval at the Annual General Meeting.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2008 will be dispatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board of directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.2

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Reconciliation of (1) Profit Attributable to Equity Holders (Excluding Amortization of Upfront Connection Fees, Effect of Natural Disasters and Impairment Loss of Personal Handyphone System (“PHS”) Specific Equipment, Both Net of Tax Effect) to Profit Attributable to Equity Holders, (2) Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) (Excluding CDMA Network Capacity Lease Fee and Impairment Loss of Property, Plant and Equipment) to Net Cash from Operating Activities and (3) EBITDA (Excluding CDMA Network Capacity Lease Fee, Amortization of Upfront Connection Fees, the Effect of Natural Disasters and Impairment Loss of PHS Specific Equipment) to Net Cash from Operating Activities

On March 24, 2009, China Telecom Corporation Limited (the “Company”) disclosed profit attributable to equity holders (excluding amortization of upfront connection fees, effect of natural disasters and impairment loss of PHS specific equipment, both net of tax effect), EBITDA (excluding CDMA network capacity lease fee and impairment loss of property, plant and equipment) and EBITDA (excluding CDMA network capacity lease fee, amortization of upfront connection fees, the effect of natural disasters and impairment loss of PHS specific equipment) in its announcement of annual results for the year ended December 31, 2008 in Hong Kong.

The following table sets forth a reconciliation of profit attributable to equity holders (excluding amortization of upfront connection fees, effect of natural disasters and impairment loss of PHS specific equipment, both net of tax effect) for the year ended December 31, 2008 to net cash from operating activities for the same year, being the most comparable generally accepted accounting principles (“GAAP”) measure under International Financial Reporting Standards (“IFRS”):

2008
RMB million
Profit attributable to equity holders of the Company (excluding amortization of upfront connection fees, effect of natural disasters and impairment loss of PHS specific equipment, both net of tax effect)	20,066

Adjustment
Amortization of upfront connection fees	2,022
Effect of natural disasters, net of tax effect	(2,838)
Impairment loss of PHS specific equipment, net of tax effect	(18,366)

Profit attributable to equity holders of the Company	884

The following table sets forth a reconciliation of EBITDA (excluding CDMA network capacity lease fee and impairment loss of property, plant and equipment) for the year ended December 31, 2008 to net cash from operating activities for the same year, being the most comparable GAAP measure under IFRS:

2008
RMB million
EBITDA (excluding CDMA network capacity lease fee and impairment loss of property, plant and equipment)	84,696

Adjustment
CDMA network capacity lease fee	(1,504)
Non-cash items included in EBITDA	4,378
Net change in working capital	5,817
Decrease in deferred revenue	(4,042)
Net interest paid	(4,615)
Income tax paid	(7,995)
Investment income received	21

Net cash from operating activities	76,756

B-1

The following table sets forth a reconciliation of EBITDA (excluding CDMA network capacity lease fee, amortization of upfront connection fees, the effect of natural disasters and impairment loss of PHS specific equipment) for the year ended December 31, 2008 to net cash from operating activities for the same year, being the most comparable GAAP measure under IFRS:

2008
RMB million
EBITDA (excluding CDMA network capacity lease fee, amortization of upfront connection fees, the effect of natural disasters and impairment loss of PHS specific equipment)	85,889

Adjustment
CDMA network capacity lease fee	(1,504)
Amortization of upfront connection fees	2,022
Effect of natural disasters	(3,215)
Non-cash items included in EBITDA	4,378
Net change in working capital	5,817
Decrease in deferred revenue	(4,042)
Net interest paid	(4,615)
Income tax paid	(7,995)
Investment income received	21

Net cash from operating activities	76,756

March 24, 2009

B-2